Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-196003
A filing fee of $173,141.27 based on a $1,719,377,000 maximum aggregate offering price, calculated in accordance with Rule 457(r), has been transmitted to the SEC in connection with the debt securities offered by means of this pricing supplement and the accompanying prospectus and prospectus supplement from Registration Statement No. 333-196003.
This paragraph shall be deemed to update the “Calculation of Registration Fee”
table in that Registration Statement.

PRICING SUPPLEMENT Dated September 14, 2016
To Prospectus Dated May 16, 2014 and
Prospectus Supplement Dated May 19, 2016

3M COMPANY
Medium-Term Notes, Series F

$600,000,000 1.625% Notes due 2021
$650,000,000 2.250% Notes due 2026
$500,000,000 3.125% Notes due 2046

1.625% Notes due 2021		2.250% Notes due 2026		3.125% Notes due 2046

Type of Note:	Fixed Rate	Type of Note:	Fixed Rate	Type of Note:	Fixed Rate

Principal Amount:	$600,000,000	Principal Amount:	$650,000,000	Principal Amount:	$500,000,000

Price to Public:	99.947%	Price to Public:	98.920%	Price to Public:	95.343%

Security Description:	SEC-Registered 5-year Fixed Rate Notes	Security Description:	SEC-Registered 10-year Fixed Rate Notes	Security Description:	SEC-Registered 30-year Fixed Rate Notes

Proceeds to Company:	99.697% ($598,182,000)	Proceeds to Company:	98.520% ($640,380,000)	Proceeds to Company:	94.593% ($472,965,000)

Interest Rate:	1.625% per annum	Interest Rate:	2.250% per annum	Interest Rate:	3.125% per annum

Original Issue Date:	September 19, 2016	Original Issue Date:	September 19, 2016	Original Issue Date:	September 19, 2016

Maturity Date:	September 19, 2021	Maturity Date:	September 19, 2026	Maturity Date:	September 19, 2046

Interest Payment Dates:	March 19 and September 19 of each year, commencing March 19, 2017	Interest Payment Dates:	March 19 and September 19 of each year, commencing March 19, 2017	Interest Payment Dates:	March 19 and September 19 of each year, commencing March 19, 2017

Regular Record Date:	The 15th calendar day immediately preceding the applicable Interest Payment Date	Regular Record Date:	The 15th calendar day immediately preceding the applicable Interest Payment Date	Regular Record Date:	The 15th calendar day immediately preceding the applicable Interest Payment Date

Redemption:	Yes, see “Optional Make-Whole Redemption and Redemption at Par Prior to Maturity” below.	Redemption:	Yes, see “Optional Make-Whole Redemption and Redemption at Par Prior to Maturity” below.	Redemption:	Yes, see “Optional Make-Whole Redemption and Redemption at Par Prior to Maturity” below.

Day Count Convention:	30/360	Day Count Convention:	30/360	Day Count Convention:	30/360

Form:	DTC, Book-Entry	Form:	DTC, Book-Entry	Form:	DTC, Book-Entry

CUSIP/ISIN:	88579Y AU5 / US88579YAU55	CUSIP/ISIN:	88579Y AV3 / US88579YAV39	CUSIP/ISIN:	88579Y AW1 / US88579YAW12

Selling Concession:	0.150%	Selling Concession:	0.200%	Selling Concession:	0.450%

Reallowance:	0.075%	Reallowance:	0.100%	Reallowance:	0.225%

Underwriters:

Citigroup Global Markets Inc.

Goldman, Sachs & Co.

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Morgan Stanley & Co. LLC

Blaylock Beal Van, LLC

Guzman & Company

Mischler Financial Group, Inc.

Lebenthal & Co., LLC

Optional Make-Whole Redemption and Redemption at Par Prior to Maturity:

Prior to the Applicable Par Call Date, the 1.625% Notes due 2021, the 2.250% Notes due 2026 and the 3.125% Notes due 2046 will be redeemable at any time, in whole or from time to time in part, at our option at a redemption price equal to the greater of

•                                          100% of the principal amount of the notes to be redeemed, and

•                                          as determined by the quotation agent (as defined below), the sum of the present values of the remaining scheduled payments of principal of and interest on the notes to be redeemed (not including any interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis assuming a 360-day year consisting of twelve 30-day months at the treasury rate (defined below) plus, in the case of the 1.625% Notes due 2021, 7.5 basis points, in the case of the 2.250% Notes due 2026, 10 basis points or in the case of the 3.125% Notes due 2046, 15 basis points, plus, in the case of both clauses above, accrued and unpaid interest on the notes to be redeemed to the redemption date.

In addition, at any time on or after the Applicable Par Call Date, each of the 1.625% Notes due 2021, the 2.250% Notes due 2026 and the 3.125% Notes due 2046 will be redeemable, in whole but not in part at our option, at a redemption price equal to 100% of the principal amount of the notes plus accrued interest thereon to the date of redemption.

“Applicable Par Call Date” means (1) with respect to the 1.625% Notes due 2021, August 19, 2021 (one month prior to the maturity of the 1.625% Notes due 2021), (2) with respect to the 2.250% Notes due 2026, June 19, 2026 (three months prior to the maturity of the 2.250% Notes due 2026) and (3) with respect to the 3.125% Notes due 2046, March 19, 2046 (six months prior to the maturity of the 3.125% Notes due 2046).

“Comparable treasury issue” means the United States Treasury security selected by the quotation agent as having a maturity comparable to the remaining term of notes to be redeemed that would be utilized, at the time of a selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes to be redeemed.

“Comparable treasury price” means, with respect to any redemption date, (i) the average of at least three reference treasury dealer quotations for that redemption date, after excluding the highest and lowest of five or more reference treasury dealer quotations, or (ii) if the Trustee obtains fewer than five reference dealer quotations, the average of all reference treasury dealer quotations so obtained.

“Quotation agent” means the reference treasury dealer appointed by the Company.

“Reference treasury dealer” means (i) each of Citigroup Global Markets Inc., Goldman, Sachs & Co., Merrill Lynch,

Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC and their respective successors; however, if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “primary treasury dealer”), the Company will substitute another primary treasury dealer; and (ii) any other primary treasury dealer(s) selected by the Company.

“Reference treasury dealer quotations” means, with respect to each reference treasury dealer and any redemption date, the average, as determined by the Company, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by the reference treasury dealer at 5:00 p.m., New York City time, on the third business day preceding the redemption date.

“Treasury rate” means, with respect to any redemption date, the annual rate equal to the semi-annual equivalent yield to maturity of the comparable treasury issue, assuming a price of the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for that redemption date.

In the case of a partial redemption of the 1.625% Notes due 2021, the 2.250% Notes due 2026 or the 3.125% Notes due 2046, selection of the notes for redemption will be made pro rata, if commercially practicable in accordance with the procedures of DTC or the relevant depositary, and if not, then by lot or such other method as required in accordance with the procedures of DTC or the relevant depositary. The notes will be redeemed in denominations of $2,000 and integral multiples of $1,000 in excess thereof. Notice of any redemption will be mailed by first class mail at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed at its registered address. If any notes are to be redeemed in part only, the notice of redemption that relates to such notes will state the portion of such notes to be redeemed. New notes in principal amounts of at least $2,000 equal to the unredeemed portion of the notes will be issued in the name of the holder of the notes upon surrender for cancellation of the original notes. Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or the portions of the notes called for redemption.

Use of Proceeds:

The Company intends to use the net proceeds from the sale of the notes for general corporate purposes, which may include repayment of outstanding indebtedness including the Company’s $1,000,000,000 in aggregate principal amount of its 1.375% notes due September 29, 2016.

Supplemental Information Concerning Plan of Distribution:

On September 14, 2016, the Company agreed to sell to the underwriters listed below, and they severally agreed to purchase, the principal amounts of notes set forth opposite their respective names below at a net price of 99.697% for the 1.625% Notes due 2021, 98.520% for the 2.250% Notes due 2026 and at a net price of 94.593% for the 3.125% Notes due 2046. The purchase price for the 1.625% Notes due 2021 equals the stated issue price of 99.947% less a combined management and underwriting commission of 0.250% of the principal amount of the notes, the purchase price for the 2.250% Notes due 2026 equals the stated issue price of 98.920% less a combined management and underwriting commission of 0.400% of the principal amount of the notes and the purchase price for the 3.125% Notes due 2046 equals the stated issue price of 95.343% less a combined management and underwriting commission of 0.750% of the principal amount of the notes.

	Name	Principal Amount of 1.625% Notes due 2021	Principal Amount of 2.250% Notes due 2026	Principal Amount of 3.125% Notes due 2046
	Citigroup Global Markets Inc.	$147,000,000	$159,250,000	$122,500,000
	Goldman, Sachs & Co.	147,000,000	159,250,000	122,500,000
	Merrill Lynch, Pierce, Fenner & Smith Incorporated	147,000,000	159,250,000	122,500,000
	Morgan Stanley & Co. LLC	147,000,000	159,250,000	122,500,000
	Blaylock Beal Van, LLC	3,000,000	3,250,000	2,500,000
	Guzman & Company	3,000,000	3,250,000	2,500,000
	Mischler Financial Group, Inc.	3,000,000	3,250,000	2,500,000
	Lebenthal & Co., LLC	3,000,000	3,250,000	2,500,000

	Total	$600,000,000	$650,000,000	$500,000,000

Certain of the underwriters and their affiliates have provided in the past to the Company and its affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for the Company and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, certain of the underwriters and their affiliates are lenders under the Company’s amended and restated credit agreement dated March 9, 2016.

In the ordinary course of their business activities, the underwriters and their respective affiliates may have made or held, and may in the future make or hold, a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers.  Such investments and securities activities may involve securities and/or instruments of the Company. Certain of the underwriters or their respective affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies.  Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby.  Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Additional Selling Restrictions:

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of notes which are the subject of the offering contemplated by this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and any related free writing prospectus to the public has or will be made in that Relevant Member State other than:

(a)                                   to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)                                  to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the relevant underwriter or underwriters nominated by 3M Company for any such offer; or

(c)                                   in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall require 3M Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

None of this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and any related free writing prospectus are a prospectus for the purposes of the Prospectus Directive (as defined below). This pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and any related free writing prospectus have been prepared on the basis that any offer of notes in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of notes. Accordingly any person making or intending to make an offer in that Relevant Member State of notes which are the subject of the offering contemplated in this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and any related free writing prospectus may only do so in circumstances in which no obligation arises for 3M Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither 3M Company nor the underwriters have authorized, nor do they authorize, the making of any offer of notes in circumstances in which an obligation arises for 3M Company or the underwriters to publish a prospectus for such offer.

Notice to Prospective Investors in the United Kingdom

All applicable provisions of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”) must be complied with in respect to anything done by any person in relation to the notes in, from or otherwise involving the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA), in connection with the issue or sale of the notes, has only been and will only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to 3M Company.

Without limitation to the other restrictions referred to herein, this document and any other documents and/or materials relating to the notes are directed only at and distributed only to persons located or resident outside the United Kingdom or, if located or resident in the United Kingdom, to (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), (ii) high net worth companies, unincorporated associations and other entities falling within Article 49(2)(a) to (d) of the Order or (iii) any other persons to whom they may otherwise lawfully be communicated in accordance with the Order (all such persons together being referred to as “relevant persons”). Without limitation to the other restrictions referred to herein, in the United Kingdom, the notes offered hereby are only available to, and any investment or investment activity to which this document and any other documents and/or materials relating to the notes relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document and any other documents and/or materials relating to the notes or any of their contents.